Exhibit 4.2
DESCRIPTION OF SECURITIES

As of December 31, 2025, NewtekOne, Inc. (the “Company,” “we,” “our,” or “us”) had three classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: (1) our common stock; (2) our debt securities; and (3) our 8.500% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series B.

Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Annual Report on Form 10-K to which this Description of Securities is attached as an exhibit.

A.Common Stock, $0.02 par value per share

As of December 31, 2025, the authorized capital stock of the Company consisted of 200,000,000 shares of stock, par value $0.02 per share, of which all are designated as common stock except for the 50,000 shares which are designated as Series B Preferred Stock. Our common stock is traded on the Nasdaq Global Market under the ticker symbol “NEWT.”
All shares of our common stock have equal rights as to earnings, assets, voting, and distributions and, when they are issued, will be duly authorized, validly issued, fully paid and non-assessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our Board and declared by us out of assets legally available therefor. Shares of our common stock have no preemptive, conversion or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. There is no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock can elect all of our directors, and holders of less than a majority of such shares will be unable to elect any director.
Under our charter, our Board is authorized to classify and reclassify any unissued shares of stock into other classes or series of stock without obtaining stockholder approval. Our charter also provides that the Board, without any action by our stockholders, may amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue.

Options and Restricted Stock
The Compensation, Corporate Governance and Nominating Committee of the Board approves the issuance of awards of restricted stock to employees and directors pursuant to the 2023 Stock Incentive Plan, which was approved by the Board in April 2023 and the Company’s stockholders on June 14, 2023.
The 2023 Stock Plan permits us to issue awards of stock options and restricted shares of common stock in an aggregate amount of up to 3,000,000 issued and outstanding shares of common stock as of the effective date of the 2023 Plan. The Compensation, Corporate Governance and Nominating Committee believes that restricted shares of common stock is the best method of encouraging stock ownership in the Company by eligible participants by giving them a proprietary interest in the Company’s performance, which more closely aligns compensation with the

Company’s performance and provides a means to attract and retain persons of outstanding ability in key positions with the Company.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.
Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

Our charter authorizes us, to the maximum extent permitted by Maryland law to indemnify any present or former director or officer or any individual who, while serving as our director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer or any individual who, while serving as our director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of us in any of the capacities described above and any of our employees or agents or any employees or agents of our predecessor.
Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either case, a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws
The Maryland General Corporation Law and our charter and bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our Board. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Classified Board of Directors
Our Board is divided into three classes of directors serving staggered three-year terms. Upon expiration of their current terms, directors of each class will be elected to serve for three-year terms and until their successors are duly elected and qualify and each year one class of directors will be elected by the stockholders. A classified board may render a change in control of us or removal of our incumbent management more difficult. We believe, however, that the longer time required to elect a majority of a classified board of directors will help to ensure the continuity and stability of our management and policies.

Election of Directors
Our charter and bylaws provide that the affirmative vote of the holders of a plurality of the outstanding shares of stock entitled to vote in the election of directors cast at a meeting of stockholders duly called and at which a quorum is present will be required to elect a director. Pursuant to our charter our Board may amend the bylaws to alter the vote required to elect directors.

Number of Directors; Vacancies; Removal
Our charter provides that the number of directors will be set only by the Board in accordance with our bylaws. Our bylaws provide that a majority of our entire Board may at any time increase or decrease the number of directors. However, unless our bylaws are amended, the number of directors may never be less than one nor more than twelve. Our charter provides that, at such time as we have at least three independent directors and our common stock is registered under the Securities Exchange Act of 1934, as amended, we elect to be subject to the provision of Subtitle 8 of Title 3 of the Maryland General Corporation Law regarding the filling of vacancies on the board of directors. Accordingly, at such time, except as may be provided by the Board in setting the terms of any class or series of preferred stock, any and all vacancies on the Board may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies. Our charter provides that a director may be removed only for cause, as defined in our charter, and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors.

Action by Stockholders
Under the Maryland General Corporation Law, stockholder action can be taken only at an annual or special meeting of stockholders or (unless the charter provides for stockholder action by less than unanimous written consent, which our charter does not) by unanimous written consent in lieu of a meeting. These provisions, combined with the requirements of our bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals
Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to the Board and the proposal of business to be considered by stockholders may be made only (a) pursuant to our notice of the meeting, (b) by the Board or (c) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of our bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the Board at a special meeting may be made only (1) pursuant to our notice of the meeting, (2) by the Board or (3) provided that the Board has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.
The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our Board a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our Board, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our Board any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Calling of Special Meetings of Stockholders
Our bylaws provide that special meetings of stockholders may be called by our Board and certain of our officers. Additionally, our bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by the secretary of the corporation upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting.

Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws
Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter generally provides for approval of charter amendments and extraordinary transactions by the stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter. Our charter also provides that certain charter amendments, any proposal for our conversion, whether by charter amendment, merger or otherwise and any proposal for our liquidation or dissolution requires the approval of the stockholders entitled to cast at least a majority of the votes entitled to be cast on such matter. However, if such amendment or proposal is approved by a majority of our continuing directors (in addition to approval by our Board), such amendment or proposal may be approved by a majority of the votes entitled to be cast on such a matter. The “continuing directors” are defined in our charter as (1) our current directors, (2) those directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of our current directors then on the Board or (3) any successor directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of continuing directors or the successor continuing directors then in office.
At a meeting of our stockholders held on June 13, 2025, the Company’s stockholders followed our Board’s recommendation and approved an amendment to the Company’s Articles of Amendment and Restatement (the “Charter Amendment”). The Charter Amendment provides that the Company’s bylaws may be amended by either our Board or by the Company stockholders by the affirmative vote of the holders of a majority of all votes entitled to be cast.
No Appraisal Rights
Except with respect to appraisal rights arising in connection with the Control Share Act discussed below, as permitted by the Maryland General Corporation Law, our charter provides that stockholders will not be entitled to exercise appraisal rights unless a majority of the Board shall determine such rights apply.

Control Share Acquisitions
The Maryland General Corporation Law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter (the “Control Share Act”). Shares owned by the acquirer, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:
a.one-tenth or more but less than one-third;
b.one-third or more but less than a majority; or
c.a majority or more of all voting power.
The requisite stockholder approval must be obtained each time an acquirer crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.
A person who has made or proposes to make a control share acquisition may compel the Board of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.
If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.
The Control Share Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. Our bylaws contain a provision exempting from the Control Share Act any and all acquisitions by any person of our shares of stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future. As a result, we will amend our bylaws to be subject to the Control Share Act only if the Board determines that it would be in our best interests and, after notification.
Business Combinations
Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder (the “Business Combination Act”). These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:
a.any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock; or
b.an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.
A person is not an interested stockholder under this statute if the board of directors approved in advance the transaction by which the stockholder otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.
After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:
a.80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and
b.two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.
These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.
The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Our Board has adopted a resolution that any business combination between us and any other person is exempted from the provisions of the Business Combination Act, provided that the business combination is first approved by Board. This resolution may be altered or repealed in whole or in part at any time; however, our Board will adopt resolutions so as to make us subject to the provisions of the Business Combination Act only if the Board determines that it would be in our best interests If this resolution is repealed, or the Board does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

B.Debt Securities

•5.50% Notes due 2026 (the “2026 Notes,” which matured on February 1, 2026);
•8.00% Notes due 2028 (the “2028 Notes”);
•8.50% Notes due 2029 (the “8.50% 2029 Notes”);
•8.625% Notes due 2029 (the “8.625% 2029 Notes” and collectively with the 8.50% 2029 Notes, the “2029 Notes”); and
•8.50% Notes due 2031(the "2031 Notes, ).

The 2026 Notes
In January 2021, the Company completed a registered offering of $115.0 million in aggregate principal amount of the 2026 Notes. The 2026 Notes matured on February 1, 2026 and were redeemed in whole or in part at any time or from time to time at the Company’s option upon not less than 30 days nor more than 60 days written notice by mail prior to the date fixed for redemption thereof, at a redemption price equal to 100% of the principal amount of the 2026 Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption. The 2026 Notes bore a rate of 5.50% per year payable quarterly on February 1, May 1, August 1 and November 1 of each year and trade on the Nasdaq Global Market under the trading symbol “NEWTZ.”
The 2028 Notes
On August 31, 2023, the Company completed a registered offering of $40.0 million in aggregate principal amount of the 2028 Notes. The Notes will mature on September 1, 2028, and may be redeem at the Company’s option, in whole or in part at any time or from time to time on or after September 1, 2025 at a redemption price of 100% of the outstanding principal amount of the Notes to be redeemed plus accrued and unpaid interest payments otherwise payable thereon for the then-current quarterly interest period accrued to, but excluding, the date fixed for redemption The 2028 Notes bear interest at a rate of 8.00% per year payable quarterly on March 1, June 1, September 1 and December 1 of each year and trade on the Nasdaq Global Market under the trading symbol “NEWTI.”

The 2029 Notes
On May 30, 2024, the Company completed a registered offering of $71.9 million in aggregate principal amount of its 8.50% 2029 Notes, The 8.50% 2029 Notes will mature on June 1, 2029, and may be redeemed at the Company’s option, in whole or in part at any time or from time to time on or after June 1, 2027 at a redemption price of 100% of the outstanding principal amount of the 8.50% 2029 Notes to be redeemed plus accrued and unpaid interest payments otherwise payable thereon for the then-current quarterly interest period accrued to, but excluding, the date fixed for redemption. The 8.50% 2029 Notes bear interest at a rate of 8.50% per year payable quarterly on March 1, June 1, September 1 and December 1 of each year and trade on the Nasdaq Global Market under the trading symbol “NEWTG.”

On September 16, 2024, the Company completed a registered offering of $75.0 million aggregate principal amount of 8.625% 2029 Notes. These Notes will mature on October 15, 2029, and may be redeemed at the Company’s option, in whole or in part at any time or from time to time on or after October 15, 2026 at a redemption price of 100% of the outstanding principal amount of the 8.625% 2029 Notes to be redeemed plus accrued and unpaid interest payments otherwise payable thereon for the then-current quarterly interest period accrued to, but excluding, the date fixed for redemption. The 8.625% 2029 Notes bear interest at a rate of 8.625% per year, payable quarterly on January 15, April 15, July 15, and October 15 each year and trade on the Nasdaq Global Market under the trading symbol “NEWTH.”

The 2031 Notes
On January 28, 2026, the Company completed a registered offering of $7.9 million in aggregate principal amount of the 2031 Notes. The 2031 Notes will mature on February 1, 2031, and may be redeemed at the Company’s option, in whole or in part at any time or from time to time on or after February 1, 2028 at a redemption price of 100% of the outstanding principal amount of the 20231 Notes to be redeemed plus accrued and unpaid interest payments otherwise payable thereon for the then-current quarterly interest period accrued to, but excluding, the date fixed for redemption. The 2031 Notes bear interest at a rate of 8.50% per year payable quarterly on February 1, May 1, August 1 and November of each year and trade on the Nasdaq Global Market under the trading symbol “NEWTO.”

Set forth below is a summary of the material terms of the 2026 Notes, 2028 Notes, 2029 Notes and 2031 Notes. All references to the “Notes” refer to the 2026 Notes, 2028 Notes, 2029 Notes and 2031 Notes and to the “Indenture” refer to the 2026 Notes Indenture, the 2028 Notes Indenture, the 2029 Notes Indentures and the 2031 Notes Indenture, collectively, unless otherwise indicated.

General
The Indenture provides that any debt securities proposed to be sold may be issued under the Indenture in one or more series.
The Indenture does not limit the amount of debt securities that may be issued thereunder from time to time. Debt securities issued under the Indenture, when a single trustee is acting for all debt securities issued under the Indentures, are called the “indenture securities.” The Indenture also provides that there may be more than one trustee thereunder, each with respect to one or more different series of indenture securities. See “— Resignation of Trustee” below. At a time when two or more trustees are acting under the Indenture, each with respect to only certain series, the term “indenture securities” means the one or more series of debt securities with respect to which each respective trustee is acting. In the event that there is more than one trustee under the Indenture, the powers and trust obligations of each trustee will extend only to the one or more series of indenture securities for which it is acting as trustee. If two or more trustees are acting under the Indenture, then the indenture securities for which each trustee is acting would be treated as if issued under separate indenture.
We refer you to the applicable prospectus supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or our covenants, as applicable, that are described below, including any addition of a covenant or other provision providing event risk protection or similar protection.
We have the ability to issue indenture securities with terms different from those of indenture securities previously issued and, without the consent of the holders thereof, to reopen a previous issue of a series of indenture securities and issue additional indenture securities of that series unless the reopening was restricted when that series was created.

Optional Redemption
The Notes of each series may be redeemed in whole or in part at any time or from time to time at our option, as set forth above. If we redeem only some of the Notes of any series, the trustee or, with respect to global securities, DTC will determine the method for selection of the particular Notes to be redeemed, in accordance with the Indenture and in accordance with the rules of any national securities exchange or quotation system on which the Notes are listed. Unless we default in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the Notes called for redemption.

Global Securities
Each Note was issued in book-entry form and represented by a global security that we deposited with and registered in the name of The Depository Trust Company, New York, New York, known as DTC, or its nominee. A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. As a result of these arrangements, the depositary, or its nominee, is the sole registered owner and holder of all the Notes represented by a global security, and investors are permitted to own only beneficial interests in a global security. For more information about these arrangements, see “Description of Notes — Book-Entry Procedures” below.

Events of Default
Holders will have rights if an Event of Default occurs in respect of the Notes, as described later in this subsection. The term “Event of Default” in respect of the Notes includes any of the following:

•	We do not pay the principal of (or premium, if any, on) any Note on its due date and such default is not cured within 5 days of its due date.

•	We do not pay interest on any Note when due, and such default is not cured within 30 days of its due date.

•	We remain in breach of any other covenant with respect to the Notes for 60 days after we receive a written notice of default stating we are in breach. The notice must be sent by either the trustee or holders of at least 25.0% of the principal amount of the Notes.

•	We file for bankruptcy, or certain other events of bankruptcy, insolvency, or reorganization occur and, in the case of certain orders or decrees entered against us under any bankruptcy law, such order or decree remains undischarged or unstayed for a period of 90 days.

•
With respect to the 2026 Notes only, on the last business day of each of twenty-four consecutive calendar months, the Notes have an asset coverage, as defined in the 1940 Act, of less than 100% after giving effect to any exemptive relief granted to us by the SEC.

An Event of Default for one series of the Notes does not necessarily constitute an Event of Default for any other series of debt securities issued under the same or any other Indenture. The trustee may withhold notice to the holders of the Notes of any default, except in the payment of principal or interest, if it in good faith considers the withholding of notice to be in the best interests of the holders.

Remedies if an Event of Default Occurs
If an Event of Default has occurred and is continuing, the trustee or the holders of not less than 25% in principal amount of any series of the Notes may declare the entire principal amount of all the Notes to be due and immediately payable. This is called a declaration of acceleration of maturity. In certain circumstances, a declaration of acceleration of maturity may be canceled by the holders of a majority in principal amount of the Notes of any series if (1) we have deposited with the trustee all amounts due and owing with respect to such Notes (other than principal that has become due solely by reason of such acceleration) and certain other amounts, (2) any other Events of Default have been cured or waived, and (3) we have deposited with the trustee a sum sufficient to pay all sums paid or advanced by the trustee and the reasonable compensation, expenses, disbursements, and advances of the trustee, its agents, and counsel as required under the Indenture in connection with the rescinded Event of Default.
The trustee is not required to take any action under an Indenture at the request of any holders unless the holders offer the trustee protection from expenses and liability reasonably satisfactory to it (called an “indemnity”). If indemnity reasonably satisfactory to the trustee is provided, the holders of a majority in principal amount of the Notes of such series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. The trustee may refuse to follow those directions in certain circumstances. No delay or omission in exercising any right or remedy will be treated as a waiver of that right, remedy or Event of Default.
Before a holder is allowed to bypass the trustee and bring its own lawsuit or other formal legal action or take other steps to enforce its rights or protect its interests relating to any series of the Notes, the following must occur:

•	a holder must give the trustee written notice that an Event of Default has occurred and remains uncured;

•
the holders of at least 25% in principal amount of all such Notes must make a written request that the trustee take action because of the default and must offer the trustee indemnity, security or both reasonably satisfactory to it against the cost and other liabilities of taking that action;

•	the trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity and/or security; and

•	the holders of a majority in principal amount of such Notes must not have given the trustee a direction inconsistent with the above notice during that 60-day period.

Waiver of Default
The holders of a majority in principal amount of the Notes of any series may waive any past defaults other than a default:

•	in the payment of principal (or premium, if any) or interest; or

•	in respect of a covenant that cannot be modified or amended without the consent of each holder of the affected series.

Merger or Consolidation
Under the terms of the Indenture, we are generally permitted to consolidate or merge with another entity. We are also permitted to sell all or substantially all of our assets to another entity. However, we may not take any of these actions unless all the following conditions are met:

•	where we merge out of existence or convey or transfer our assets substantially as an entirety, the resulting entity must agree, in a supplemental indenture, to be legally responsible for our obligations under the Notes and the Indenture;

•	the merger or sale of assets must not cause a default on the Notes and we must not already be in default (unless the merger or sale would cure the default). For purposes of this no-default test, a default would include an Event of Default that has occurred and has not been cured, as described under “Events of Default” above. A default for this purpose would also include any event that would be an Event of Default if the requirements for giving us a notice of default or our default having to exist for a specific period of time were disregarded; and

•	we must deliver to the trustee certain certificates and documents and an opinion of counsel.

Modification or Waiver
There are three types of changes we can make to the Indenture and the Notes issued thereunder.

Changes Requiring Holders’ Approval
First, there are changes that we cannot make to the Notes without holders’ specific approval. The following is a list of those types of changes:

•	change the stated maturity of the principal of or interest on the Notes;

•	reduce any amounts due on the Notes;

•	reduce the amount of principal payable upon acceleration of the maturity of a Note following a default;

•	change the place or currency of payment on a Note;

•	impair a holders right to sue for payment;

•	reduce the percentage of holders of Notes whose consent is needed to modify or amend the Indenture; and

•	reduce the percentage of holders of Notes whose consent is needed to waive compliance with certain provisions of the Indenture or to waive certain defaults.
Changes Not Requiring Approval
The second type of change does not require any vote by the holders of the Notes. This type is limited to clarifications and certain other changes that would not adversely affect holders of the Notes in any material respect.

Changes Requiring Majority Approval
Any other change to the Indenture and the Notes would require the following approval:

•	if the change affects only the Notes, it must be approved by the holders of a majority in principal amount of the Notes; and

•	if the change affects more than one series of debt securities issued under the same indenture, it must be approved by the holders of a majority in principal amount of all of the series affected by the change, with all affected series voting together as one class for this purpose.
In each case, the required approval must be given by written consent.
The holders of a majority in principal amount of any series of debt securities issued under an indenture, voting together as one class for this purpose, may waive our compliance with some of our covenants in that indenture. However, we cannot obtain a waiver of a payment default or of any of the matters covered by the bullet points included above under “Description of Notes — Modification or Waiver — Changes Requiring Holders’ Approval.”

Defeasance
The following defeasance provisions will be applicable to the Notes. “Defeasance” means that, by depositing with a trustee an amount of cash and/or government securities sufficient to pay all principal and interest, if any, on the Notes when due and satisfying any additional conditions noted below, we will be deemed to have been discharged from our obligations under the Notes. In the event of a “covenant defeasance,” upon depositing such funds and satisfying similar conditions discussed below we would be released from certain covenants under the Indenture relating to the Notes. The consequences to the holders of the Notes would be that, while they would no longer benefit from certain covenants under the Indenture, and while the Notes could not be accelerated for any reason, the holders of Notes nonetheless would be guaranteed to receive the principal and interest owed to them.

Covenant Defeasance
Under current U.S. federal income tax law and the Indenture, we can make the deposit described below and be released from some of the restrictive covenants in the Indenture under which the Notes were issued. This is called “covenant defeasance.” In that event, holders would lose the protection of those restrictive covenants but would gain the protection of having money and government securities set aside in trust to repay Notes. In order to achieve covenant defeasance, the following must occur:

•
since the Notes are denominated in U.S. dollars, we must deposit in trust for the benefit of all holders of the Notes a combination of cash and U.S. government or U.S. government agency notes or bonds that will, in the written opinion of a nationally recognized accounting firm, generate enough cash to make interest, principal and any other payments on the Notes on their various due dates;

•
we must deliver to the trustee a legal opinion of our counsel confirming that, under current U.S. federal income tax law, we may make the above deposit without causing the holders to be taxed on the Notes any differently than if we did not make the deposit;

•	we must deliver to the trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the 1940 Act, and a legal opinion and officers’ certificate stating that all conditions precedent to covenant defeasance have been complied with;

•	defeasance must not result in a breach or violation of, or result in a default under, the Indenture or any of our other material agreements or instruments;

•	no default or event of default with respect to the Notes shall have occurred and be continuing and no defaults or events of default related to bankruptcy, insolvency, or reorganization shall occur during the next 90 days.
If we accomplish covenant defeasance, holders can still look to us for repayment of the Notes if there were a shortfall in the trust deposit or the trustee is prevented from making payment. In fact, if one of the remaining Events of Default occurred (such as our bankruptcy) and the Notes became immediately due and payable, there might be a shortfall. Depending on the event causing the default, holders may not be able to obtain payment of the shortfall.

Full Defeasance
If there is a change in U.S. federal income tax law, as described below, we can legally release ourselves from all payment and other obligations on the Notes (called “full defeasance”) if we put in place the following other arrangements for holders to be repaid:

•
since the Notes are denominated in U.S. dollars, we must deposit in trust for the benefit of all holders of the Notes a combination of money and U.S. government or U.S. government agency notes or bonds that will, in the written opinion of a nationally recognized accounting firm, generate enough cash to make interest, principal and any other payments on the Notes on their various due dates;

•
we must deliver to the trustee a legal opinion confirming that there has been a change in current U.S. federal income tax law or an IRS ruling that allows us to make the above deposit without causing the holders to be taxed on the Notes any differently than if we did not make the deposit. Under current U.S. federal income tax law the deposit and our legal release from the Notes would be treated as though we paid a holder its share of the cash and notes or bonds at the time the cash and notes or bonds were deposited in trust in exchange for Notes and holders would recognize gain or loss on the Notes at the time of the deposit;

•	we must deliver to the trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the 1940 Act, and a legal opinion and officers’ certificate stating that all conditions precedent to defeasance have been complied with;

•	defeasance must not result in a breach or violation of, or constitute a default under, the Indenture or any of our other material agreements or instruments; and

•	no default or event of default with respect to the Notes shall have occurred and be continuing and no defaults or events of default related to bankruptcy, insolvency, or reorganization shall occur during the next 90 days.
If we ever did accomplish full defeasance, as described above, holders would have to rely solely on the trust deposit for repayment of the Notes. Holders could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent. If the Notes were subordinated as described later under “Description of Notes — Indenture Provisions — Ranking,” such subordination would not prevent the trustee under the Indenture from applying the funds available to it from the deposit referred to in the first bullet of the preceding paragraph to the payment of amounts due in respect of such Notes for the benefit of the subordinated debtholders.

Certain Covenants Applicable to the 2026 Notes (redeemed February 1, 2026)

•
With respect to the 2026 Notes, we agreed that for the period of time during which the 2026 Notes were outstanding, we would not violate Section 18(a)(1)(A) as modified by Section 61(a) of the 1940 Act or any successor provisions, but giving effect to any exemptive relief granted to us by the SEC. Currently, these provisions generally prohibit us from incurring additional borrowings, including through the issuance of additional debt securities, unless our asset coverage, as defined in the 1940 Act, equals at least 150% after such borrowings.

•
We agreed that for the period of time during which the 2026 Notes are outstanding, pursuant to Section 18(a)(1)(B) as modified by Section 61(a) of the Investment Company Act or any successor provisions thereto of the Investment Company Act, the Company will not declare any dividend (except a dividend payable in stock of the issuer), or declare any other distribution, upon a class of the capital stock of the Company, or purchase any such capital stock, unless, in every such case, at the time of the declaration of any such dividend or distribution, or at the time of any such purchase, the Company has an asset coverage (as defined in the Investment Company Act) of at least the threshold specified in Section 18(a)(1)(B) as modified by Section 61(a) of the Investment Company Act or any successor provisions thereto of the Investment Company Act, as such obligation may be amended or superseded, after deducting the amount of such dividend, distribution or purchase price, as the case may be, and in each case giving effect to (i) any exemptive relief granted to the Company by the Commission, and (ii) any SEC no-action relief granted by the Commission to another business development company (or to the Company if it determines to seek such similar no-action or other relief) permitting the business development company to declare any cash dividend or distribution notwithstanding the prohibition contained in Section 18(a)(1)(B) as modified by Section 61(a) of the Investment Company Act, as such obligation may be amended or superseded, in order to maintain such business development company’s status as a regulated investment company under Subchapter M of the Code.

•	If, at any time, we are not subject to the reporting requirements of Sections 13 or 15(d) of the Exchange Act to file any periodic reports with the SEC, we agree to furnish to holders of the Notes and the trustee, for the period of time during which the Notes are outstanding, our audited annual consolidated financial statements, within 90 days of our fiscal year end, and unaudited interim consolidated financial statements, within 45 days of our fiscal quarter end (other than our fourth fiscal quarter). All such financial statements will be prepared, in all material respects, in accordance with applicable U.S. GAAP.

Certain Covenants Applicable to the 2028 Notes and the 2029 Notes

Sale or Issuance of Voting Stock of the Bank
The Indenture provides that the Company may not effect a “Sale of the Bank.” For purposes of the Indenture:
“Sale of the Bank” means (i) the sale, transfer, lease or conveyance by the Company, or an issuance of stock by the Material Bank Subsidiary, in either case resulting in ownership by the Company of securities that provides it with less than 80% of the Material Bank Subsidiary’s outstanding voting equity securities, calculated on the basis of voting power; provided, that, a merger of the Company or the conveyance, transfer or lease of all or substantially all of the Company’s properties and assets will not constitute a Sale of the Bank so long as the Company satisfies the conditions described under the heading “—Consolidation, Merger and Sale of Assets” or (ii) the lease, sale, assignment or transfer of all or substantially all of the Material Bank Subsidiary’ properties and assets to any person (other than the Company) in a single transaction or series of related transactions, unless, upon such lease, sale, assignment or transfer, the Company will own, directly or indirectly, at least 80% of the issued and outstanding Voting Stock of that person.
“Voting Stock” means stock which ordinarily has voting power for the election of directors, managers, trustees or equivalent of such corporation, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.
“Material Bank Subsidiary” for purposes of the Indenture means Newtek Bank, National Association or any successor thereof and any other subsidiary of the Company that (x) is a “bank” as defined in Section 3 of the Federal Deposit Insurance Act and (y) that has consolidated assets equal to 30% or more of the Company’s consolidated assets.

Limitation Upon Liens on Certain Capital Stock
The applicable Indenture provides that the Company will not create, assume, incur or suffer to be created, assumed or incurred or to exist, any pledge, encumbrance or lien, as security for indebtedness for borrowed money upon any shares of Voting Stock of a Material Bank Subsidiary (or securities convertible into, or options, warrants or rights to subscribe for or purchase shares of such Voting Stock), directly or indirectly (except for directors’ qualifying shares), without making effective provision whereby the Notes will be equally and ratably secured with any and all such indebtedness if, treating such pledge, encumbrance or lien as a transfer of the shares of, or securities convertible into or options, warrants or rights to subscribe for or purchase shares of, Voting Stock of a Material Bank Subsidiary subject thereto to the secured party and after giving effect to the issuance of the maximum number of shares of Voting Stock of a Material Bank Subsidiary issuable upon the exercise of all such convertible securities, options, warrants or rights, the Company would not continue to own at least 80% of the issued and outstanding Voting Stock of a Material Bank Subsidiary; provided, however, that, notwithstanding the foregoing, the Company may incur or suffer to be incurred or to exist upon such capital stock:

(1) liens upon any such shares of Voting Stock to secure indebtedness of the Company or a Material Bank Subsidiary as part of the purchase price of such shares of Voting Stock, or incurred prior to, at the time of or within 120 days after acquisition thereof for the purpose of financing all or any part of the purchase price thereof;

(2) liens for taxes, assessments or other government charges or levies (A) which are not yet due or payable without penalty, (B) which the Company is contesting in good faith by appropriate proceedings so long as the Company has set aside on its books such reserves as shall be required in respect thereof in accordance with generally accepted accounting principles or (C) which secure obligations of less than $1,000,000 in amount;

(3) lien of any judgment, if that judgment (A) is discharged, or stayed on appeal or otherwise, within 60 days, (B) is currently being contested in good faith by appropriate proceedings so long as the Company has set aside on its books such reserves as shall be required in respect thereof in conformity with generally accepted accounting principles or (C) involves claims of less than $1,000,000; or

(4) any pledge or lien on the Voting Stock of a Material Bank Subsidiary to secure a loan or other extension of credit by a Material Bank Subsidiary.
In case the Company proposes to create, assume, incur or suffer to be created, assumed or incurred or to exist, any pledge, encumbrance or lien, as security for indebtedness for borrowed money, upon any shares of Voting Stock of a Material Bank Subsidiary (or securities convertible into, or options, warrants or rights to subscribe or purchase shares of such Voting Stock), directly or indirectly, other than as permitted by the Indenture, the Company will give prior written notice to the Trustee, and will prior to or simultaneously with such pledge, encumbrance or lien, by a future supplemental indenture delivered to the Trustee, in form satisfactory to it, effectively secure all the Notes equally and ratably with such indebtedness, by pledge, encumbrance or lien of such Voting Stock. Such supplemental indenture must contain the provisions, concerning the possession, control, release and substitution of encumbered and pledge property and securities and other appropriate matters which are required or permitted by the Trust Indenture Act (as in effect at the date of execution of such supplemental indenture) to be included in a secured indenture qualified under the Trust Indenture Act and may also contain such additional and mandatory provisions permitted by the Trust Indenture Act as the Company will deem advisable or appropriate.

Waiver of Covenants
The Company may omit in any particular instance to comply with any term, provision or condition described under headings “—Sale or Issuance of Voting Stock of the Bank” and “—Limitation Upon Liens on Certain Capital Stock” with respect to the Notes if before the time for such compliance, the Holders of at least a majority in principal amount of the Notes outstanding, by act of such Holders, either waive such compliance in such instance or generally waive compliance with such term, provision or condition, but no such waiver will extend to or affect such term, provision or condition except to the extent so expressly waived, and, until such waiver becomes effective, the obligations of the Company and the rights and protections of the Trustee in respect of any such term, provision or condition will remain in full force and effect.

Resignation of Trustee
The trustee may resign or be removed with respect to the Notes provided that a successor trustee is appointed to act with respect to the Notes. In the event that two or more persons are acting as trustee with respect to different series of Indenture securities under the Indenture, each of the trustees will be a trustee of a trust separate and apart from the trust administered by any other trustee.

Ranking of the Notes
The Notes are the senior unsecured obligations of the Company and rank equally in right of payment with any other existing or future senior unsecured obligations (including the 2026 Notes, the 2028 Notes and the 2029 Notes). The Notes are effectively subordinated to all of the Company’s future secured indebtedness to the extent of the value of the Company’s assets securing such indebtedness. The Notes are senior in right of payment to any unsecured and subordinated indebtedness of the Company that is subordinated in right of payment to the Notes.

Notices
Notices to holders of Notes will be given by first-class mail to the addresses of such holders as they appear in the note register. Where notices are to be provided to a holder of a global security, the notice will be deemed sufficiently given if provided to the depositary for such security pursuant to its applicable procedures.

Governing Law
The Notes and the Indenture are governed by and construed in accordance with the laws of the State of New York.

C. 8.500% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series B
General
On August 19, 2025, the Company filed Articles Supplementary with the Maryland State Department of Assessments and Taxation amending the amended and restated articles of incorporation of the Company, as amended. The Articles Supplementary created the Company's 8.500% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series B (the “Series B Preferred Stock”) out of the authorized and unissued shares of stock of the Company, established the terms of the Series B Preferred Stock, fixed the authorized number of shares of Series B Preferred Stock to 53,750, and provided for certain other preferences, rights, voting powers, restrictions and limitations of the Series B Preferred Stock.
On August 20, 2025, the Company completed an offering of 2,000,000 depository shares (the “Depository Shares”), each representing a 1/40th interest in a share of the Series B Preferred Stock, with a liquidation preference of $1,000 per share (equivalent to $25.00 per Depositary Share). The Series B Preferred Stock pay (and the holders of the Depository Shares will correspondingly receive) a non-cumulative 8.500% per annum cash dividend (payable quarterly when, as and if declared by the Company’s Board, on January 1, April 1, July 1 and October 1 of each year, beginning on October 1, 2025) through October 1, 2030, at which time the dividend rate will reset based on the five-year US treasury rate on the relevant determination date plus a fixed spread and thereafter will reset on the fifth anniversary of the preceding reset date, with the dividend rate determined in the same manner. The Depository Shares are listed on the Nasdaq Global Market® under the ticker symbol “NEWTP.”
Voting rights and procedures
The holders of Series B Preferred Stock do not have any voting rights except, the right to right to elect two directors upon a nonpayment event, defined as the failure by the Company to declare and pay a dividend for the equivalent of six or more dividend periods, whether or not consecutive, or as otherwise from time to time required by Maryland law or as may be required by the rules of the Nasdaq Stock Market. Each holder of Series B Preferred Stock shall have one vote per share on any matter in which holders of such shares are entitled to vote.

Dividend rights and payment terms

Holders of Series B Preferred Stock are entitled to receive, only when, as, and if declared by the Board out of assets of the Company legally available therefor, non-cumulative cash dividends on the Liquidation Preference of $1,000 per share, at a rate equal to (i) from the date the first shares of such Series B Preferred Stock are originally issued to, but excluding, the First Reset Date, a fixed rate per annum of 8.500%, and (ii) from, and including, the First Reset Date, during each Reset Period, a rate per annum equal to the Five-Year Treasury Rate as of the most recent Reset Dividend Determination Date, plus 4.735%. If declared by the Board, dividends shall be payable, quarterly, in arrears on a Dividend Payment Date. Dividends on the Series B Preferred Stock are not cumulative.

Conversion or redemption features

The Series B Preferred Stock may not be redeemed. On and after October 1, 2030, the Company may, at its option, on any dividend payment date, subject to the prior approval of the Federal Reserve or other appropriate federal banking agency, if required, and to the satisfaction of any conditions precedent to redemption set forth in the capital guidelines or regulations of the Federal Reserve or other appropriate federal banking agency, if any, redeem, in whole or in part, at any time and from time to time, out of assets legally available therefor, the shares of Series B Preferred Stock at the time outstanding.

The Series B Preferred Stock shall be perpetual unless redeemed in accordance with the Articles Supplementary. The holders of Series B Preferred Stock shall not have any rights to convert shares of Series B Preferred Stock into, or exchange shares of Series B Preferred Stock for, shares of any other class of capital stock of the Company.

Liquidation preferences

In the event the Company voluntarily or involuntarily liquidates, dissolves or winds up, the holders of the Series B Preferred Stock at the time shall be entitled to receive a liquidating distribution in the amount of $1,000 per share of Series B Preferred Stock, plus any declared and unpaid dividends thereon (without accumulation of any undeclared dividends) to and including the date of such liquidation, out of assets legally available for distribution to the Company's shareholders , before any distribution of assets is made to the holders of the Common Stock.

Material terms or agreements

The terms of the Series B Preferred Stock are set forth in the Articles Supplementary filed with the Maryland State Department of Assessments and Taxation amending the amended and restated articles of incorporation of the Company, as amended. The Articles Supplementary have been filed as Exhibit 3.1 to the Company's Form 8-K filed with the SEC on August 21, 2025 and are incorporated by reference herein.